UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
1-9972

CUSIP NUMBER

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR
	For Period Ended:	September 30, 2013

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hooper Holmes, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

170 Mt. Airy Rd.
Address of Principal Executive Office (Street and Number)

Basking Ridge, New Jersey 07920
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hooper Holmes, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, within the prescribed time without unreasonable effort and expense due to the complexity of issues surrounding the accounting for the recent sale of the Portamedic business line on September 30, 2013 as well as changes in the Company’s chief financial officer and certain other personnel with institutional knowledge, each of which occurred in the third quarter of 2013 and after the Company filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. The Company anticipates filing its Form 10-Q by November 19, 2013 (before the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tom Collins	908	766-5000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still determining its results from continuing operations as a result of the requirement to reclassify its Portamedic business as discontinued operations for all periods presented. As a result, the Company’s estimated revenue and net loss from continuing operations as presented here are preliminary and subject to change. The Company expects to report revenue from continuing operations of approximately $34.2 million and $35.8 million for the nine months ended September 30, 2013 and 2012, respectively, and loss from continuing operations of approximately $8.2 million for the nine months ended September 30, 2013, as compared to a loss from continuing operations of approximately $5.5 million for the nine months ended September 30, 2012. The Company plans to report its full financial results and more details for the September 30, 2013 and 2012 periods in the Form 10-Q to be filed by November 19, 2013.

Hooper Holmes, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

HOOPER HOLMES, INC.

Date: November 15, 2013	By:	/s/ Tom Collins
Tom Colllins
Senior Vice President and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).